EXHIBIT 99.1

Brookfield Asset Management Reports Second Quarter 2019 Net Income and FFO

Net Income of $0.7 billion or $0.36 per share
FFO of $1.1 billion or $1.09 per share

BROOKFIELD, NEWS, Aug. 08, 2019 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended June 30, 2019.

Bruce Flatt, CEO of Brookfield, stated, “Our results in the second quarter were strong.  We continued to attract significant amounts of capital, reaching a first close of $14.5 billion for our fourth flagship infrastructure fund in the quarter, and raising more than $50 billion across our investment strategies in the last twelve months. We continued to find attractive opportunities to invest capital, investing $7 billion in the second quarter and $33 billion over the past year on behalf of our investors. We further increased our liquidity to a record level of approximately $50 billion, which positions us to opportunistically deploy capital across our listed and private funds.”

Operating Results

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income[1]	$704	$1,664	$5,929	$6,594
Per Brookfield share[2]	0.36	0.62	2.93	2.65
Funds from operations[2,3]	$1,108	$790	$4,600	$4,070
Per Brookfield share[2,3]	1.09	0.77	4.56	4.01

1.     Consolidated basis – includes amounts attributable to non-controlling interests.
2.     Excludes amounts attributable to non-controlling interests.
3.     See Basis of Presentation on page 8 and a reconciliation of net income to FFO on page 5.

Net income was $5.9 billion for the last twelve months and $704 million for the quarter. This reflects the contribution from a number of acquisitions closed during the last twelve months, as well as organic growth from existing investments. The higher level of income in the prior year quarter was due to a larger amount of transaction and appraisal gains during that comparative period.

Funds from operations (“FFO”) were $4.6 billion for the last twelve months, an increase of 13% from June 2018. This increase is primarily a result of growth in our asset management business. This included higher carried interest realizations as well as contributions from private fund capital raised over the last twelve months.

Fee related earnings (“FRE”) before performance fees for the quarter totaled $263 million, an increase of 33%. This is due to higher levels of private fund fee bearing capital from capital raised in our flagship funds in the last twelve months across each of our real estate, infrastructure and private equity strategies. FRE in the prior year quarter included $41 million of performance fees and we recorded no performance fees in the current quarter. FFO from invested capital including disposition gains for the quarter increased from the prior year as a result of operational improvements and gains on the sale of our facilities management business and a residential property manager.

Dividend Declaration

The Board declared a quarterly dividend of US$0.16 per share (representing US$0.64 per annum), payable on September 30, 2019 to shareholders of record as at the close of business on August 30, 2019. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We raised $40 billion of private fund capital over the last twelve months, including $27 billion for our latest round of flagship fundraising and $13 billion for our newer strategies and co-investments.

We held a successful first close for our latest flagship infrastructure fund, raising $14.5 billion. The fund is already actively deploying capital. Our latest flagship private equity fund now stands at nearly $8 billion, double that of its predecessor fund, and we expect to hold its final close by the end of Q3. In total, we have raised over $40 billion of fund capital, including co-investment capital, in this round of flagship fundraising so far.

We continue to make significant progress on our non-flagship strategies. During the quarter, we held the first close of our Special Opportunities program for $1 billion. This program will allow us to invest across a broad range of exciting opportunities that currently fall outside of the investment mandates of our existing funds. We also raised additional capital across our long-life infrastructure, real estate and credit funds, increasing our total raised across these strategies to nearly $3 billion over the last twelve months.

Annualized fees and target carried interest now stand at a run-rate of $3.4 billion, up 33% from June 2018.

Fee related earnings, before performance fees, increased by 22% over the last twelve month period, attributable to private fund capital raised. We expect these revenues to continue to grow as we realize a full year of contributions from the capital raised. Fee revenues also increased as a result of higher incentive distributions from our listed partnerships. In the quarter, listed partnership fee revenues increased due to unit price appreciation at our listed partnerships.

We realized $190 million of carried interest revenue in the quarter from realizations within our fourth flagship private equity fund, first flagship real estate fund and our multifamily property funds. Over the last twelve months, we have recognized $536 million of carried interest revenue from these funds, and we expect to recognize additional carried interest in the second half of 2019 and into 2020 as we progress further planned asset realizations and return the capital to our investors.

Cash available for distribution and/or reinvestment has grown to $2.5 billion, up 15% from June 2018.

Cash available for distribution provides insight into the free cash flow generated by our asset management activities and invested capital. This cash flow has doubled over the past five years, and we expect it to continue to grow significantly from the contribution from our latest round of private fund flagship fundraising, and as we begin to realize significant carried interest from our earlier vintages of private funds.

We deployed $27 billion of capital over the last twelve months and reached a record level of approximately $50 billion of available liquidity across the business.

During the quarter, our private equity business closed the acquisitions of Clarios, formerly Johnson Controls Power Solutions, and Healthscope, the second largest private hospital operator in Australia, for equity commitments of $4 billion and $1 billion, respectively. On July 1, our infrastructure business announced its commitment of $5 billion of equity to the acquisition of Genesee & Wyoming, a portfolio of 120 short line railroads, predominantly in the U.S., but with operations in the U.K., Canada and Australia.

At the end of the quarter, we had $35 billion of uncalled fund commitments available for investment. We also had $14 billion of liquidity in the form of cash and financial assets, as well as long-dated, committed undrawn credit facilities, across our listed entities. This is inclusive of $7 billion available liquidity at BAM, of which $2.4 billion will be used to fund the 50% cash consideration in the Oaktree acquisition. The acquisition continues to progress as planned and we continue to target a close during the third quarter of 2019.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	June 30	December 31
	2019	2018
Assets
Cash and cash equivalents	$7,447	$8,390
Other financial assets	7,507	6,227
Accounts receivable and other	17,693	16,931
Inventory	9,761	6,989
Assets classified as held for sale	3,985	2,185
Equity accounted investments	35,418	33,647
Investment properties	84,895	84,309
Property, plant and equipment	79,127	67,294
Intangible assets	25,496	18,762
Goodwill	11,816	8,815
Deferred income tax assets	3,191	2,732
Total assets	$286,336	$256,281

Liabilities and equity
Corporate borrowings	$7,060	$6,409
Accounts payable and other	32,595	23,989
Liabilities associated with assets classified as held for sale	2,325	812
Non-recourse borrowings of managed entities	123,371	111,809
Deferred income tax liabilities	13,752	12,236
Subsidiary equity obligations	4,104	3,876
Equity
Preferred equity	4,146	4,168
Non-controlling interests in net assets	72,324	67,335
Common equity	26,659	25,647
Total equity	103,129	97,150
Total liabilities and equity	$286,336	$256,281

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2019	2018	2019	2018
Revenues	$16,924	$13,276	$32,132	$25,907
Direct costs	(13,385)	(10,781)	(24,970)	(20,872)
Other income and gains	889	95	921	437
Equity accounted income	1,003	342	1,347	630
Expenses
Interest	(1,833)	(1,066)	(3,449)	(2,103)
Corporate costs	(23)	(24)	(49)	(51)
Fair value changes	(1,398)	833	(1,229)	1,405
Depreciation and amortization	(1,234)	(672)	(2,268)	(1,342)
Income tax	(239)	(339)	(475)	(492)
Net income	$704	$1,664	$1,960	$3,519

Net income attributable to:
Brookfield shareholders	$399	$680	$1,014	$1,537
Non-controlling interests	305	984	946	1,982
	$704	$1,664	$1,960	$3,519

Net income per share
Diluted	$0.36	$0.62	$0.94	$1.43
Basic	0.37	0.64	0.96	1.46

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income	$704	$1,664	$5,929	$6,594
Realized disposition gains in fair value changes or prior periods	7	95	1,169	980
Non-controlling interests	(1,863)	(1,294)	(6,724)	(5,688)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	(379)	283	540	1,109
Fair value changes	1,398	(833)	840	(1,817)
Depreciation and amortization	1,234	672	4,028	2,575
Deferred income taxes	7	203	(1,182)	317
Funds from operations[1,2]	$1,108	$790	$4,600	$4,070

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Asset management	$400	$241	$1,436	$1,177
Real estate	316	206	1,707	1,663
Renewable power	69	66	385	304
Infrastructure	62	86	431	605
Private equity	326	282	960	505
Residential	18	14	64	53
Corporate	(83)	(105)	(383)	(237)
Funds from operations[1,2]	$1,108	$790	$4,600	$4,070

Per share[3]	$1.09	$0.77	$4.56	$4.01

1.      Non-IFRS measure – see Basis of Presentation on page 8.
2.      Excludes amounts attributable to non-controlling interests.
3.      Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income	$704	$1,664	$5,929	$6,594
Non-controlling interests	(305)	(984)	(2,868)	(3,783)
Net income attributable to shareholders	399	680	3,061	2,811
Preferred share dividends	(38)	(38)	(150)	(150)
Dilutive effect of conversion of subsidiary preferred shares	(5)	(34)	(56)	(67)
Net income available to common shareholders	$356	$608	$2,855	$2,594

Weighted average shares	955.5	957.1	955.9	958.6
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	22.8	18.1	19.4	19.6
Shares and share equivalents	978.3	975.2	975.3	978.2

Diluted earnings per share[2]	$0.36	$0.62	$2.93	$2.65

1.      Includes management share option plan and escrowed stock plan.
2.      Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Fee related earnings	$263	$239	$1,048	$1,084
Distributions from investments	389	362	1,718	1,458
Other invested capital earnings
Corporate interest expense	(86)	(80)	(338)	(294)
Corporate costs and taxes	(36)	(42)	(157)	(108)
Other wholly owned investments	(30)	7	3	101
	(152)	(115)	(492)	(301)
Preferred share dividends	(38)	(38)	(150)	(150)
Cash available for distribution and/or reinvestment before realized carried interest	462	448	2,124	2,091
Realized carried interest, net[3]	137	2	388	93
Cash available for distribution and/or reinvestment	$599	$450	$2,512	$2,184

3.     Non-IFRS measure – see Basis of Presentation on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended June 30, 2019, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2019, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2019 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 8258617) at approximately 10:50 a.m. The Conference Call will also be Webcast live at www.brookfield.com under Brookfield Asset Management/Events and Presentations. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight August 15, 2019. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 8258617).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $385 billion in assets under management. The company has a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Generated or Unrealized Carried Interest, which represents our share of fund profits if all of our funds were wound up and liquidated at period end values. We use this measure to gain additional insight into how investment performance is impacting our ability to earn carried interest in the future.

We make reference to cash flows before common share dividends that is Available for distribution or reinvestment. It is the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate activities FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Where this press release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This news release does not constitute an offer or solicitation to buy or sell any Brookfield securities, products, or services.